UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

TORM PLC
(Name of Issuer)

Class A common shares, par value $0.01 per share
(Title of Class of Securities)

G89479102
(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Management, L.P.
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
OCM NJORD HOLDINGS S.À R.L

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.
Calculated assuming 85,096,429 Class A common stock, par value $0.01 per share (the “Class A Shares”) outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
ATLAS OCM HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
BROOKFIELD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
BROOKFIELD ASSET MANAGEMENT LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

1	NAMES OF REPORTING PERSONS
BAM PARTNERS TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
51,006,538

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
51,006,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
51,006,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculated assuming 85,096,429 Class A Shares outstanding based upon 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed in the 6-K filed by the Issuer on November 15, 2023, as increased by 696,429 Class A Shares issued on December 1, 2023, as disclosed in the Issuer’s December 1, 2023 press release.

Item 1.	Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on February 5, 2018, as amended by Amendment No. 1 thereto filed March 27, 2020, Amendment No. 2 thereto filed May 19, 2020, Amendment No. 3 thereto filed June 5, 2020, Amendment No. 4 thereto filed June 17, 2020, Amendment No. 5 thereto filed September 14, 2020, Amendment No. 6 thereto filed April 26, 2023, and Amendment No. 7 thereto filed June 12, 2023 (the “Original 13D,” and together with Amendment No. 8, the “Schedule 13D”) with respect to the Class A Shares of the Issuer. The Issuer is a foreign private issuer as defined in Rule 3b-4 of the Act and its principal executive offices are at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Item 2.	Identity and Background

(a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

i)	OCM Njord Holdings S.à r.l. (“Njord Luxco”), a Société à responsabilité limitée incorporated in Luxembourg, whose principal business is to hold the Shares reported herein;
ii)	Oaktree Capital Management GP, LLC (“Management GP”), a Delaware limited liability company, in its capacity as the indirect manager of Njord Luxco;
iii)	Atlas OCM Holdings LLC (“Atlas”), a Delaware limited liability, in its capacity as the manager of Management GP;
iv)	Oaktree Capital Group Holdings GP, LLC (“OCGH”), a Delaware limited liability company, in its capacity as the indirect owner of the class B units of Atlas;
v)	Brookfield Asset Management ULC (“Brookfield ULC”), a British Columbia corporation, in its capacity as the indirect owner of class A units of Atlas;
vi)	Brookfield Corporation, an Ontario corporation, in its capacity as an owner of Brookfield ULC;
vii)	Brookfield Asset Management Ltd. (“BAM”), a British Columbia company, in its capacity as an owner of Brookfield ULC; and
viii)	BAM Partners Trust, an Ontario trust, in its capacity as the sole owner of the Class B Shares of each of Brookfield Corporation and BAM.

Item 4.	Purpose of the Transaction

On November 27, 2023, the Reporting Persons participated in a block trade in which they sold 2,806,450 Class A Shares for aggregate proceeds of $84,614,467.50 (the “Block Sale”).

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) are hereby amended and restated as follows:

(a)   and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D assume 85,096,429 Class A Shares outstanding based upon about 84.4 million Class A Shares outstanding as of September 30, 2023, as disclosed by the Issuer in a 6-K filed on November 15, 2023, as increased by 696,429 Class A Shares issued in connection with the Issuer’s acquisition of four tanker vessels, as disclosed by the Issuer in a press release on December 1, 2023. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 51,006,538 Class A Shares, which represents approximately 59.9% of the total outstanding Class A Shares.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

(c)

On November 27, 2023, Njord Luxco sold 2,806,450 Class A Shares to effect the Block Sale. Except for the Block Sale, the Reporting Persons have not effected any transactions related to the Class A Shares in the past 60 days.

Item 7.	Materials to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of December 4, 2023, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

EXHIBIT A – JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and any subsequent amendments thereto, and have duly executed this joint filing agreement as of the date set forth below.

Dated: December 4, 2023

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary